

ABN AMRO Clearing USA LLC

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2024

With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** (MM/DD/YY) AND ENDING **12/31/24** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ABN AMRO Clearing USA LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 West Jackson Boulevard, Suite 2050
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Delheimer	**(312) 604-8000**	**DL-AACB-USFinance-Regulatory-Reporting@abnamroclearing.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Pooler**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **ABN AMRO Clearing USA LLC**, as of **December 31, 2024**, is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: **Chief Financial Officer**

CHRISTINA M DALEY
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 29, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABN AMRO Clearing USA LLC

Table of Contents

December 31, 2024

Financial Statements

Supplemental Information



Ernst & Young LLP
155 N Wacker Dr
Chicago, IL
60606

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of ABN AMRO Clearing USA LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ABN AMRO Clearing USA LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The accompanying information contained in Schedules I, II, III, IV, V, VI, VII and VIII has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Regulation 1.10 under the Commodity Exchange Act and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 27, 2025

ABN AMRO Clearing USA LLC

Statement of Financial Condition

December 31, 2024

(In thousands)

Assets

Cash and cash equivalents	$	151,214
Funds segregated for regulatory purposes		3,368,064
Securities owned, marketable, at fair value		23
Collateralized agreements securities borrowed		3,333,908
Receivables from:		
Brokers, dealers, and clearing organizations (net of allowance for doubtful accounts of $0)		1,452,421
Customers		477,670
Deposits with clearing organizations		1,000,451
Exchange memberships and stock, at adjusted cost (fair value of $54,164)		24,622
Operating lease right of use assets		9,629
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $40,001)		3,123
Other assets		19,195
Total assets	$	9,840,320

Liabilities and Members' Equity

Liabilities:		
Bank loans	$	2,400,000
Collateralized agreements:		
Securities loaned		131,956
Payables to:		
Customers		4,131,016
Brokers, dealers, and clearing organizations		1,837,023
Noncustomers		1,576
Operating lease liabilities		15,289
Accounts payable and accrued expenses		183,028
Total liabilities		8,699,888
Liabilities subordinated to claims of general creditors		375,000
Members' equity:		
Common member		765,202
Preferred Class A members		230
Total members' equity		765,432
Total liabilities and members' equity	$	9,840,320

See accompanying notes to financial statements.

Confidential

(1) Organization

ABN AMRO Clearing USA LLC (the Company), a wholly owned subsidiary of ABN AMRO Clearing Holdings USA LLC (AACH-USA), was organized as an Illinois limited liability company on June 30, 1997. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

AACH-USA is a wholly owned subsidiary of ABN AMRO Clearing Bank N.V. (AACB). AACB is a wholly owned subsidiary of ABN AMRO Bank N.V. (AAB) and is the sole Common Member. AAB is a wholly owned subsidiary of ABN AMRO Group N.V.

The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (the CFTC) and is a member of the National Futures Association. The Company is a clearing member of all principal U.S. securities and futures exchanges.

Previously, the Company was a wholly owned subsidiary of AACB. Effective January 1, 2024, AACB's interests in the company are held through the intermediary company AACH-USA. The reorganization was the result of AAB's initiative to concentrate it business on retail and commercial banking in western Europe and clearing globally. As part of this strategy, AAB downsized non-clearing operations in New York while making Chicago its U.S. headquarters.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and highly liquid marketable securities with a maturity of three months or less, not segregated and deposited for regulatory purposes.

(d) Funds Segregated for Regulatory Purposes

Funds segregated for regulatory purposes on the statement of financial condition represents cash and highly liquid marketable securities with a maturity of three months or less, segregated or set aside to satisfy requirements under both the Commodity Exchange Act (CEAct) and Securities Exchange Act of 1934.

(e) Depreciation and amortization

Furniture and equipment are carried at cost and are depreciated using the straight line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are amortized on the straight line method over the estimated useful life of the improvements or the term of the lease.

(f) Fair Value of Financial Instruments

The Company's financial instruments are recorded on a trade date basis and are reported in the statement of financial condition under securities owned at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of securities owned and securities sold are generally based on quoted market prices or dealer quotes. Open trade equity on futures contracts is recorded as receivables and payables to clearing organizations or customers, as appropriate. (See note 19 for more information related to fair value measurements.)

(g) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates.

(h) Exchange Memberships and Stock

Exchange memberships and stock required to be held in connection with such memberships are recorded at cost, or if other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. There was no impairment recognized for the year ended December 31, 2024.

(i) Receivables, Payables, and Marketable Securities

Receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers represent balances arising primarily in connection with security and commodity transactions, including unrealized gains and losses on open commodity futures contracts. Marketable securities, consisting primarily of U.S. government securities, are held as collateral for receivables from customers and as margin. The Company may deposit these securities as margin or clearing fund requirements with exchange clearing organizations. Customer-owned securities and options are not reflected in the statement of financial condition.

The Company monitors the receivables from and payables to brokers, dealers, clearing organizations, customers and non-customers on a daily basis and interest is accrued and included in the statement of financial condition. Interest rates paid on the cash balances fluctuate with short-term interest rates.

The Company establishes an allowance for doubtful accounts based upon historical experience and specific customer collection issues. At December 31, 2024, the Company did not hold an allowance for doubtful accounts on receivables from other brokers.

(j)   Credit Losses

The Company estimates expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events and current conditions, and reasonable and supportable forecasts. The Company's financial assets, measured on an amortized cost basis, are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of estimating credit losses. If the fair value of the collateral would be less than the amortized cost basis of the financial assets, the Company would establish an allowance for current expected credit losses for the unsecured balance. See note 5, note 6, and note 7 for details of the financial assets.

(k)   Income Taxes

The Company is organized as a limited liability company and taxed as a partnership under provisions of the Internal Revenue Code. The Company's taxable income/(loss) is included in the respective income tax returns of the members. The liability for payment of federal and state income tax on the Company's earnings is the responsibility of its members rather than the Company. Accordingly, no liability for U.S. federal and state income tax has been recorded in the statement of financial condition. The Company is responsible for franchise

the securities is determined daily and collateral is added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contract.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash collateral with the lender. When lending securities, the Company receives cash collateral generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and included in the statement of financial condition in other assets. Interest rates paid on the cash collateral fluctuate with short-term interest rates.

(m) Leases

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in several operating leases for office space and data center facilities. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, including any lease extension or termination options that are expected to be exercised. The discount rate is the implicit rate if it is readily determinable otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, it uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

(n) Recent Accounting Developments

The company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, effective December 31, 2024. The standard expands the reportable segment disclosure requirement primarily through enhanced disclosures about significant segment expenses. This includes disclosure of segment expenses that are regularly provided to the Chief Operating Decision Maker (CODM) and other segment items that are included within each reported measure of segment profit or loss. The standard requires disclosure of the CODM's title and position and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and allocating resources.

(o)   *Not yet Adopted Accounting Pronouncements*

There are no new accounting standards not yet adopted that are expected to be material to the Company as of December 31, 2024.

(3)   Segment Reporting

The Company has a regional management team that act as the chief operating decision maker (CODM). Decisions and evaluations related to the Company are made in U.S. Dollars and the CODM uses net income to evaluate, manage, and forecast for the Company. Excess net capital is another indicator used to make operational decisions. These decisions include reinvestment in the firm and dividends to the parent while maintaining capital adequacy. The Company operates in one reportable operating segment, which provides clearing services and execution services for equities and equities options as well as futures and futures options.

(4)   Funds Segregated for Regulatory Purposes

Cash of $362.8 million, securities purchased under agreements to resell of $2.4 billion, and U.S. government securities with a fair value of $498.5 million are segregated under the CEAct and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $95.3 million has been segregated in special reserve accounts for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934 or agreements for proprietary accounts of broker-dealers.

(5)   Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

Brokers' and dealers' trading and investment accounts cash and securities transactions are recorded on settlement date. The receivables are collateralized by brokers' and dealers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2024, the market value of securities used to secure brokers' and dealers' margin balances was $8.3 billion, of which $4.4 billion was used to collateralize financing for the brokers' and dealers' margin balances.

At December 31, 2024, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following, net of the allowance for doubtful accounts (in thousands):

	Receivables	*Payables*
Brokers' and dealers' trading and investment accounts	$ 541,882	$ 1,423,076

Clearing brokers		147,379		-
Securities failed to deliver/receive		2,580		54,258
Clearing organizations		760,182		359,169
Other		398		520
	$	1,452,421	$	1,837,023

(6) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Customer cash, securities and commodities transactions are recorded on the settlement date. The receivables are collateralized by customers' securities held, which are not reflected on the statement of financial condition.

At December 31, 2024, the market value of customer securities held for futures customers was $152.9 million, of which $152.1 million has been pledged as margin at clearing organizations.

At December 31, 2024, the market value of securities used to secure equity customer margin balances was $5.8 billion, of which $1.1 billion was used to collateralize financing for the customer margin balances.

(7) Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to finance receivables from brokers' and dealers' and customer trading and investment accounts. The Company manages credit exposure from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. However, for financial statement purposes, the Company does not net balances related to these financial instruments. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are for equities securities only and are recorded at the amount of the cash collateral advanced or received, the tenor of which is overnight, adjusted daily for additional collateral obtained or received. At December 31, 2024, the fair value of securities received as collateral for securities borrowing and pledged for securities lending transactions was $3.2 billion and $120.2 million, respectively.

At December 31, 2024, the fair value of the collateral received for reverse repurchase agreements, included in the statement of financial conditions under securities purchased under agreements to resell and within funds segregated for regulatory purposes, totaled $0 and $2.4 billion, respectively. The Company seeks to mitigate mark-to-market risk by taking collateral in the form of U.S. government securities, the tenor of which is open and callable on demand. The Company only enters into reverse repurchase agreements and there is no counterparty netting impact.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2024 (in thousands):

	Gross amounts of assets and liabilities presented in the statement of financial condition	Amounts available for offset	Net amounts of recognized assets and liabilities
Securities borrowed	$ 3,333,908	$ 23,855	$ 3,310,053
Securities loaned	131,956	23,855	108,101

(8) Securities Owned

Securities owned consisted of unrestricted shares of corporate equity securities.

(9) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2024 (in thousands):

Computer, equipment, and software	$	32,857
Leasehold improvements		9,260
Furniture and fixtures		1,007
		43,124
Accumulated depreciation and amortization		(40,001)
Furniture, equipment and leasehold improvements	$	3,123

(10) Borrowings

At December 31, 2024, the Company had two unsecured lines of credit with affiliated banks for $4.25 billion and $2.675 billion, respectively. At December 31, 2024, the amount outstanding on these credit lines totaled $400 million and $2.0 billion, respectively and are reflected in bank loans in the statement of financial condition. Interest payable totaled approximately $7.1 million for the year ended December 31, 2024. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

The Company has secured lines of credit totaling $650.0 million with nonaffiliated banks. These loans are secured and collateralized by brokers' and dealers' and customer margin securities. At December 31, 2024, there were no amounts outstanding on these credit lines. The Company has an unsecured line of credit totaling $100.0 million with a nonaffiliated bank. At December 31, 2024, there was no amount outstanding on this credit line. Interest payable is minimal for the year ended December 31, 2024. Interest payable is reflected in the statement of financial condition under accounts payable and accrued expenses.

(11) Liabilities Subordinated to Claims of General Creditors

At December 31, 2024, liabilities subordinated to claims of general creditors consisted of one borrowing from an affiliated bank pursuant to an equity capital loan agreement. The agreement expires on September 11, 2026. The total outstanding borrowing totaled $375.0 million at December 31, 2024.

The Company also has a Subordinated Revolving Credit Facility with an affiliated bank up to a maximum of $200.0 million that matures one year from the date of the advance. This Subordinated Revolving Credit Facility will terminate on May 15, 2027. At December 31, 2024 there were no amounts outstanding.

The liabilities subordinated to claims of general creditors are covered by an agreement approved by the Designated Self-Regulatory Organizations and Designated Examining Authority and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest payable outstanding at December 31, 2024 total $54 thousand and is reflected in the statement of financial condition under accounts payable and accrued expenses.

(12) Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

(13) Financial Derivative Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities, or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2024 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company is engaged in various trading activities, whose counterparties include clearing organizations, brokers and dealers, futures commission merchants, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on credit worthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(14) Leases

The Company has obligations as a lessee for office space and data center facilities with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. One of the office space leases contains renewal options for periods ranging from five to ten years. The Company does not expect to exercise these renewal options, as such, the optional periods are not included when determining the lease term and associated payments under the lease agreement. The data center facilities leases contain monthly renewal options. The Company is reasonably certain to exercise these renewal options for an estimable period of time, as such, the optional periods are included in determining the lease term and the associated payments under these renewal options. The Company's leases do include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The weighted-average remaining lease term was 10.9 years and the weighted average discount rate was 4.84% for the operating leases as of December 31, 2024.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024 are as follows (in thousands):

2025	2,268
2026	1,675
2027	1,627
2028	1,649
2029	1,670
Thereafter	12,135
Total lease payments	21,024
Less imputed interest	(5,735)
Present value of lease liability	$ 15,289

(15) Guarantees and Indemnifications

Under certain exchange or clearinghouse membership agreements, members are generally required to guarantee the performance of other members by meeting any shortfalls in the event a member becomes unable to satisfy their obligation to the exchange or clearinghouse. To mitigate this risk, the exchanges and clearinghouses typically require their members to deposit collateral with them. As of December 31, 2024, the Company had $1.0 billion in cash deposited with clearing organizations, as included in deposits with clearing organizations on the statement of financial condition. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under the arrangements is remote. Accordingly, no contingent liability is recorded in the accompanying statement of financial condition.

The Company clears and executes futures contracts, options on futures contracts, and equity products, including options for the accounts of its customers. As such, the Company deposits performance bond collateral with the applicable clearing organizations to fulfill the obligations of its customers' performance under these contracts. To reduce its operational risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each exchange on which the contract is traded. This margin is a good faith deposit from the customer. To minimize its market and credit risks, the Company adjusts the amount of margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2024 are adequate to mitigate the risk of material loss.

(16) Members' Equity

The limited liability company operating agreement for the Company provides for two classes of membership with varying rights, preferences, privileges, and obligations. The Common Member has all of the voting rights and authority to manage the Company's operations and the Preferred Members have no voting rights and do not participate in management by reason of such memberships or interests. The Company is authorized to issue 1,000 Class A preferred interests in exchange for a $10,000 capital contribution for each such interest. Class A members have a Joint Back Office (JBO) clearing agreement with the Company. This agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, Class A members are not allocated any income or losses from the Company's operations.

(17) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for related customers and noncustomers and earns certain commissions and fees in connection with these services. The Company also utilizes related clearing brokers to execute and clear futures transactions on exchanges where the Company is not a member, for

which it incurs brokerage and clearing charges. Balances related to these transactions are reflected in the statement of financial condition under receivables from and payables to customers, brokers, dealers and clearing organizations and noncustomers. The Company also receives guarantees from affiliated companies for certain counterparty relationships related to clearing transactions.

The Company enters into short-term reverse repurchase agreements with affiliates in connection with collateralized transactions. These agreements are primarily to acquire securities needed for clearing organization margin deposits or to invest excess cash from operating activities. The Company did not have any short-term reverse repurchase agreements open as of December 31, 2024.

The Company also had securities borrowed and securities loaned transactions with affiliated companies. Securities borrowed and securities loaned transactions with affiliates are recorded at the amount of cash collateral advanced or received and are as set forth in the table below. The Company primarily borrows from third party counterparties and lends to affiliates. Interest on such transactions is accrued and is included the statement of financial condition in other assets and accounts payable and accrued expenses.

At December 31, 2024, the Company had borrowing transactions with affiliated banks in order to facilitate client transactions, and to meet short-term financing needs (notes 10 and 11).

The Company is party to a Service Level Agreement (SLA) with affiliates under which the Company receives services for operational and administrative support.

The Company has $0.4 million invested in an affiliated company. This amount is reflected in other assets in the statement of financial condition.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024 (in thousands):

	Assets	Liabilities
Securities borrowed/loaned	-	104,450
Bank loans	-	2,400,000
Customer receivable/payables	8,744	1,739,313
Noncustomer payables	-	1,547
Clearing broker receivables	114,196	-
Other assets	572	-
Accounts payable and accrued expenses	-	9,177
	$ 123,512	$ 4,254,487

(18) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under the more restrictive of these rules, the Company is required to maintain "net capital" equivalent

to the greater of $5 million, 2% of "aggregate debit items" or the sum of 8% of the customer risk maintenance margin requirement plus 8% of the noncustomer risk maintenance margin requirement, as these terms are defined.

Adjusted net capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2024, under the more restrictive of these rules, the Company had net capital and net capital requirements of $1,039,771,975 and $223,271,506, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

(19) Fair Value Disclosure

The Company's financial instruments are reported in the statement of financial condition at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements and disclosures include a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs: Other than quoted prices included within Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

Assets:	Level 1	Level 2	Level 3	Total
Funds segregated for regulatory Purposes				
U.S. government securities	498,493	-	-	498,493

Securities owned						
Corporate equity securities		23	-	-		23
	$	498,516	-	-	$	498,516

There were no transfers of assets or liabilities within the fair value hierarchy during the year.

(20) Litigation

In the normal course of business, the Company is subject to litigation and regulatory proceedings. Management of the Company, after consultation with legal counsel, believes that the outcome of such proceedings will not have a material adverse effect on the Company's financial position.

(21) Subsequent Events

The Company evaluated other events and transactions through February 27, 2025, the date the statement of financial condition were issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition as of December 31, 2024.

ABN AMRO Clearing USA LLC

Computation of Net Capital

December 31, 2024

(In thousands)

Total members' equity	$	765,432
Add liabilities subordinated to claims of general creditors		375,000
Total capital		1,140,432
Deductions and/or charges:		
Nonallowable assets:		
Receivables from customers		59
Receivables from noncustomers		-
Securities owned, marketable, at fair value		23
Exchange memberships and stock, at adjusted cost		24,622
Receivables from affiliates		518
Furniture, equipment, and leasehold improvements, net		3,123
Other		3,672
Additional charges for customers' and noncustomers' commodity accounts		2,313
Aged fails to deliver		2
Other deductions and/or charges		10,726
Deductions for accounts carried under Rule 15c3-1(a)(6) and (c)(2)(x)		55,602
		100,660
Net capital before haircuts on securities positions		1,039,772
Haircuts on securities:		
Trading and investment securities:		
U.S. and Canadian government obligations		-
		-
Net capital		1,039,772
Computation of alternate net capital requirement:		
Greater of 2% of aggregate debits or minimum requirements under the Commodity Exchange Act, as defined		223,272
Minimum dollar net capital requirement		5,000
Net capital requirement		223,272
Excess net capital		816,500
Percentage of net capital to aggregate debits		38.21%
Net capital in excess of 110% of minimum net capital requirement	$	794,173

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024, filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2024

(In thousands)

Credit balances:

Free credit balances and other credit balances in customers' securities accounts	$	1,224,462
Monies borrowed collateralized by securities carried for the accounts of customers		1,110,356
Monies payable against customers' securities loaned		22,718
Customers' securities failed to receive		25,870
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of short securities and credits in all suspense accounts over 30 calendar days		-
Total credits		2,383,406

Debit balances:

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		112,294
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,497,509
Failed to deliver of customers' securities not older than 30 calendar days		1,095
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		1,110,359
Aggregate debit items		2,721,257
Less 3%		(81,638)
Total 15c3-3 debits		2,639,619
Reserve computation – excess of total 15c3-3 debits over total credits	$	256,213

Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2024	$	47,929
Amount of deposit or (withdrawal) in "Reserve Bank Account(s)", including value of qualified securities		-
New amount in "Reserve Bank Account(s)"	$	47,929

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024, filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2024

(In thousands)

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAB)	$	1,804,354
Monies borrowed collateralized by securities carried for PAB		3,891,687
Monies payable against PAB securities loaned		58,083
PAB securities failed to receive		19,760
Total PAB credits		5,773,884
Debit balances:		
Debit balances in PAB excluding unsecured accounts and accounts doubtful of collection		366,753
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		1,695,903
Failed to deliver of PAB securities not older than 30 calendar days		257
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts		3,891,686
Total PAB debits		5,954,599
Reserve computation – excess of total PAB debits over total PAB credits		180,715
Excess debits in customer reserve computation		256,213
PAB Reserve Requirement	$	-
Amount held on deposit in "PAB Reserve Bank Account(s)," including value of qualified securities at end of reporting period on December 31, 2024	$	47,371
Amount of deposit or (withdrawal) in "PAB Reserve Bank Account(s)", including value of qualified securities		-
New amount in "PAB Reserve Bank Account(s)"	$	47,371

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024, filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3

December 31, 2024

(In thousands)

1 Customers' fully paid and excess margin securities not in the respondent's
possession or control as of the report date (for which instructions to reduce to
possession or control had been issued as of the report date but for which the
required action was not taken by respondent within the time frames specified under
Rule 15c3-3). $ -

  A. Number of items   44

2 Customers' fully paid securities and excess margin securities for which
instructions to reduce to possession or control had not been issued as of the
report date, excluding items arising from "temporary lags which result from normal
business operations" as permitted under Rule 15c3-3. $ -

  A. Number of items   -

There are no material differences between the above computation and the Company's
corresponding unaudited Form FOCUS Part II filing as of December 31, 2024,
filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Segregation Requirement and Funds in Segregation

December 31, 2024

(In thousands)

Segregation requirement:		
Net ledger balance:		
Cash	$	2,622,005
Securities		152,912
Net unrealized profit (loss) in open futures contracts traded on a contract market		248,382
Exchange traded options:		
Market value of open options contracts purchased on a contract market		59,065,198
Market value of open options contracts sold on a contract market		(58,591,680)
Net equity		3,496,817
Accounts liquidating to a deficit and accounts with debit balances with no open trades		-
Amount required to be segregated		3,496,817
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		18,702
Securities representing investments of customers' funds, at market		254,062
Securities held for particular customers in lieu of cash margins, at market		784
Margins on deposit with clearing organizations of contract markets:		
Cash		321,662
Securities representing investments of customers' funds, at market		2,606,269
Securities held for particular customers in lieu of cash margins, at market		152,128
Net settlement due to clearing organizations of contract markets		675,385
Exchange traded options:		
Value of open long option contracts		59,065,198
Value of open short option contracts		(58,591,680)
Total amount in segregation		4,502,510
Excess funds in segregation		1,005,693
Management target amount for excess funds in segregation		350,000
Excess funds in segregation over management target amount excess	$	655,693

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024, filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Segregation Requirement and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2024

STATEMENT IS NOT APPLICABLE

ABN AMRO Clearing USA LLC

Secured Amounts and Funds Held in Separate Accounts

December 31, 2024

(In thousands)

Section 30.7 requirement:
  Net ledger balance - Foreign futures and foreign option trading:

Cash	$	133,374
Securities		-
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		32,553
Exchange traded options:		
Market value of open options contracts purchased on a foreign board of trade		3,493
Market value of open options contracts sold on a foreign board of trade		(4,403)
Net equity		165,017
Accounts liquidating to a deficit and accounts with debit balances with no open trades		54
Amount required to be set aside in separate Section 30.7 accounts		165,071
Funds on deposit in separate Section 30.7 accounts:		
Cash in banks located in the United States		22,402
Securities in safekeeping with banks located in the United States		46,963
Amounts held by members of foreign boards of trade		130,977
Total amount in separate Section 30.7 accounts		200,342
Excess funds in separate Section 30.7 accounts		35,271
Management target amount for excess funds		
in separate Section 30.7 accounts		15,000
Excess funds in separate 30.7 accounts over management target	$	20,271

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024, filed on January 28, 2025.

ABN AMRO Clearing USA LLC

Cleared Swaps Customer Segregation Requirement and Funds in Cleared Swaps Customer Accounts

December 31, 2024

STATEMENT IS NOT APPLICABLE